Glen Y. Sato

T: +1 650 843 5502

gsato@cooley.com

January 23, 2013

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3628

Attention: Jim B. Rosenberg

Re:          Affymax, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 9, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2012

File No. 001-33213

Dear Mr. Rosenberg,

On behalf of Affymax, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 21, 2012 (the “Comment Letter”), regarding the above referenced Form 10-K, Form 10-Q and Definitive Proxy Statement (the “Relevant Filings”).  The Company plans to revise the Relevant Filings in response to the Staff’s comments.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011 Legal Proceedings, page 46

Comment No. 1

We note your disclosure regarding the resolution of your arbitration with certain subsidiaries of Johnson & Johnson, and the subsequent settlement and license agreement with Janssen Biotech, Inc. regarding certain intellectual property in dispute. We note further that you have filed an EPO Receptor License Agreement dated September 5, 1996, as Exhibits 10.18. Please advise us whether the intellectual property rights granted to you under this agreement are superseded by those granted under the settlement and license agreement with Janssen. To the extent they are not, please provide draft disclosure for inclusion in your next Form 10-K describing the material terms of this agreement, including: the parties’ rights and obligations, the duration of the agreement, the termination provisions, any material payments, and the nature and scope of the intellectual property licensed.

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Response

The intellectual property rights granted under the EPO Receptor License Agreement dated September 5, 1996 and filed as Exhibit 10.18 to our Form 10-K for the Fiscal Year were not superseded or impacted by the settlement and license agreement with Janssen.   However, the licensed patents underlying the EPO Receptor License Agreement expired in early 2012 and therefore, we plan to remove this agreement from the exhibits to our next Form 10-K and would likewise delete any description of the terms of such agreement in the next Form 10-K.

Notes to Financial Statements

Note 11: Income Taxes, page 102

Comment No. 2

You disclose a liability for uncertain income tax positions at December 31, 2011 of $10.4 million with unrecognized tax benefits of $70.6 million and deferred tax assets, net of a valuation allowance, of $7.2 million at the same date. Please address the following comments and, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:

•                  As the disclosure of unrecognized tax benefits under ASC 740-10-50-15A is the liability associated with the accounting for uncertainty in income taxes added to GAAP by FIN 48, it is unclear whether and how your recorded liability for uncertain income tax positions is associated with your unrecognized tax benefits. Please explain to us what the $10.4 million liability for uncertain income tax positions at December 31, 2011 represents and how it relates to your $70.6 million unrecognized tax benefits at that date.

•                  Please tell us why you do not record a 100% valuation allowance against your deferred tax assets. Please tell us how the $7.2 million in net deferred tax assets at December 31, 2011 is realizable and explain to us the positive evidence you relied upon to offset the negative evidence of your continuing operating losses.

Response

The $10.4 million consists of the following: (1) $7.2 million of U.S. Federal Net Operating Losses and R&D credits from years prior to 2008, which  did not meet the more-likely-than-not criteria of FIN 48, but  were utilized to reduce 2008 U.S. Federal Income Tax Liability, (2) $2.2 million State Net Operating Losses and R&D credits from years prior to 2008, which did not meet the FIN 48 more-likely-than-not standard, but were utilized to reduce 2008 State Income Tax Liability, and (3) $1.0 million of accrued interest on the Federal and State FIN 48 Positions.

The $70.6 million of gross unrecognized tax benefit includes the U.S. Federal and State positions of $9.4 million described above. In future filings, the $1.0 million of accrued interest will not be included in the FIN 48 Liability, since it is disclosed separately in the footnotes.

We do not provide a 100% valuation allowance on our deferred tax assets since we have Net Operating Losses from 2009 that meet the more-likely-than-not standard of FIN 48, and would be available to be carried back to 2008 to replace the Federal Net Operating Losses that were utilized on the 2008 Federal

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Income Tax Returns. The same carry back provisions do not apply for state purposes. The ability to replace the Net Operating Losses not meeting the more-likely-than-not criteria with Net Operating Losses from other years that do meet the more-likely-than-not criteria provides positive evidence that $7.2 million of our Deferred Tax Assets will be realized. We are therefore applying the gross methodology of recording FIN 48 liability since the Net Operating Losses utilized to satisfy a FIN 48 Liability arise in a year other than the year the FIN 48 liability arose.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Financial Statements

Note 3: Development and Commercialization Agreements with Takeda, page 10

Comment No. 3

You disclose aggregations of potential future milestones from Takeda related to Japanese development under the February 2006 agreement, worldwide development under the June 2006 agreement and sales-based milestones. Please provide us proposed disclosure to be included in future periodic reports to separately discuss the triggering event for each remaining individually significant milestone and its related contingent consideration as required by ASC 605-28-50-2b. Otherwise, explain to us how your remaining milestones are not individually significant and how your aggregation presents meaningful information to investors regarding potential future milestone revenues.

Response

Per ASC 605-28-205, a milestone is defined as an event having all of the following characteristics:

•      There is substantive uncertainty at the date the arrangement is entered into that the event will be achieved.

•      The event can only be achieved based in whole or in part on either of the following:

¡       The vendor’s performance

¡       A specific outcome resulting from the vendor’s performance

¡       If achieved, the event would result in additional payments being due to the vendor.

•      A milestone does not include events for which the occurrence is either of the following:

¡       Contingent solely upon the passage of time

¡       The result of a counterparty’s performance.

In response to the Staff’s comment, the Company will expand its disclosures to describe the triggering event for each remaining individually significant milestone and the related contingent consideration for achievement of such milestone in future filings.

We propose the following disclosure regarding our remaining significant milestones:

Under the June 2006 agreement, we expanded our collaboration to develop and commercialize OMONTYS worldwide, which includes the co-development and co-commercialization of OMONTYS in the U.S. Takeda received an exclusive license to develop and commercialize the product outside of the U.S. During the development period of the collaboration, beginning January 1, 2007, Takeda was responsible for the first $50.0 million of third party expenses related to development in pursuit of U.S.

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regulatory approval of OMONTYS. This first $50.0 million was fully utilized by the end of the first quarter of 2008. Thereafter, in accordance with the June 2006 agreement, Takeda has borne 70% of the third party U.S. development expenses while we have been responsible for the remaining 30% of third party expenses.  In the first quarter of 2012, we earned a $5.0 million milestone (specifically in February 2012) upon acceptance for review of the MAA filing for OMONTYS by the EMA and a $50.0 million milestone in March 2012 upon FDA approval of OMONTYS in the dialysis indication.

Under the February 2006 agreement, we granted an exclusive license to Takeda for development and commercialization of OMONTYS in Japan. In December 2011, Takeda announced that it has decided not to commercialize OMONTYS in Japan. We and Takeda are actively exploring other options for the commercialization rights for OMONTYS in the Japanese market, including potentially licensing it to a third party.  Upon Takeda’s or its licensee’s successful achievement of clinical development and regulatory milestones, we are eligible to receive payments from Takeda which aggregate up to $33.0 million relating to the Japan renal program and $5.0 million for a third indication that neither we or Takeda is pursuing. We believe these contingent payments are not subject to the disclosures under the applicable standard.

We are eligible to receive a total of $357.0 million in additional milestone payments, which include the milestones below. Upon the successful achievement of as yet unmet clinical development and regulatory milestones, we are eligible to receive from Takeda an additional aggregate amount of $95.0 million of substantive milestone payments relating to the renal program of which, $20.0 million is associated with the first approval in either pre-dialysis or dialysis indication in the first major EU country. The remaining $75.0 million in payments for the renal program under the world wide agreement are aggregated as they do not have estimated dates of achievement in the near- or medium-term. In addition, we are eligible to receive from Takeda an aggregate of $112.0 million of substantive milestone payments related to oncology for unmet clinical development and regulatory milestones and only a portion of these payments relate to the U.S. The collaboration is not pursuing the oncology program; accordingly future payment of this aggregate amount is unlikely.  In addition, we are eligible to receive up to $150.0 million of sales-based milestones of $10.0 million, $20.0 million, $30.0 million, $40.0 million and $50.0 million for worldwide net sales excluding Japan, reached and recorded by Takeda during a fiscal year of the arrangement of $0.5 billion, $1.0 billion, $1.5 billion, $2.0 billion and $3.0 billion, respectively.

Comment No. 4

Please tell us what consideration you gave to product returns, discounts, rebates etc. related to the net product component for sales of OMONTYS that is included in your share of the 50/50 profit split with Takeda. Given that OMONTYS was recently approved, and is the only once-monthly ESA and the only peptide-based ESA on the market, tell us how you are able to make reasonable estimates of product returns as required by ASC 605-15-25-1f and otherwise how you can estimate discounts, rebates, etc. Please reference for us the authoritative literature you rely upon to support your accounting.

Response

Affymax does not record product sales for OMONTYS.  As outlined in the Co-Promotion Agreement, Takeda is responsible for pricing and contracting, and supply chain and distribution management.  Specifically, Takeda has sole responsibility for handling all sales, order processing, distribution, invoicing, collection of receivables and returns management with regard to OMONTYS product.  Takeda also has the rights and responsibility for establishing and modifying terms and conditions with respect to

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the sale of OMONTYS in the U.S., including pricing discounts available to third party payers, price adjustments and other discounts and allowances.

Revenue from sales of OMONTYS is recognized by Takeda when product is shipped and title and risk of loss have passed to the purchaser.  Takeda records product sales net of accruals for estimated rebates, cash discounts and other required deductions, such as returns, which are established at the time of sale.  These estimates take into consideration current contractual and statutory requirements, specific known market events and trends, internal and external historical data and forecasted customer buying patterns.

Takeda is the largest pharmaceutical company in Japan and one of the global leaders of the industry, with scope of business including manufacturing, marketing and import/export of pharmaceutical drugs.  Takeda’s drugs are marketed in around 100 countries worldwide.  Takeda’s prior experience provides them with the history and insights across its entire pharmaceutical product portfolio to be able to estimate discounts, rebates and product returns for pharmaceutical products.  Accruals for contract rebates are estimated based on contractual amounts set forth in agreements with the dialysis organizations, who are the ultimate purchasers of OMONTYS.  Historical sales return provisions have been insignificant, amounting to less than 1.5% of gross product sales, for companies marketing similar products.  The minimal product returns in the industry that do occur are primarily related to damaged product or product that has neared or become expired prior to use. OMONTYS has a relatively long shelf life of two years, expected to be expanded to three years shortly based on data currently available, and Takeda has determined that the risk of product expiration causing returns is unlikely.

Takeda utilizes wholesalers as its principal means of distributing OMONTYS to healthcare providers, such as dialysis centers.  Affymax and Takeda have visibility into inventory levels at wholesalers based on reports provided by third parties. We believe that wholesaler inventory approximates two to three weeks of end user demand.  These wholesalers provide just-in-time shipping to the end users because the high cost of this class of product discourages end users from stocking the product for future use.   We believe the end users are generally maintaining less than one month of inventory on hand.  In addition, under the purchasing agreements in place with all significant customers, the Company and Takeda receive data on the patient utilization of the drug, which is primarily used to understand patient outcomes, but more importantly for purposes of estimating inventory on hand since the information includes dosing information for patients on OMONTYS.  Given this data, we have visibility into actual end user utilization of the drug, which provides increased visibility into the reasonableness of estimated channel inventory balances.   Collectively this information provides Takeda significant insight into the quantities of product shipped but not yet used.  Together with the long dating described above, Takeda has determined that no reserve for returns is necessary as of September 30, 2012.   This analysis will be reviewed and updated at each quarterly period and we will review certain of the related inputs to the analysis to ensure we believe the reserve amount is properly determined.  To date, Takeda has not received any product returns from customer for the sale of OMONTYS.

It should be noted that through the end of 2012, the majority of product shipped has gone to a limited number of dialysis organizations.  In many cases these dialysis organizations initially ordered OMONTYS on a small scale pilot basis with limited quantities and many of them have reordered multiple times, suggesting just-in-time use of the product as was expected by us and Takeda.

Takeda provides us a profit equalization payment each quarter which includes our portion of the net profit from OMONTYS product sales and applicable revenue adjustments, along with other costs under the terms of our agreement.  Similar to the procedures employed if receiving a royalty payment, we review

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the profit equalization payment including a review of all revenue adjustments for reasonableness. Our review includes analyzing the adequacy of the sales deductions booked by Takeda based on our review of the underlying agreements such as stated discounts and rebates in customer contract, review of internal and external information and our interactions with the dialysis organizations described above.  We believe the methodology Takeda uses to accrue for rebates and returns is reasonable and appropriate given current facts and circumstances.

Comment No. 5

In the second paragraph on page 12 you disclose your accounting for the deposits received under the Commercial API Supply Agreement. In your inventory policy disclosure on page 9 you indicate that you charged your API manufacturing costs to research and development expense prior to FDA approval of OMONTYS. Please address the following comments:

•                  Please provide us proposed disclosure to be included in future periodic reports that provides the components of your inventory balance as required by Item 5-02.6(a) of Regulation S-X for annual financial statements and Item 10-01(a)(2) of Regulation S-X for interim financial statements.

•      Please provide us proposed disclosure to be included in the MD&A section of future periodic reports that discloses:

¡       The cost of inventories initially charged to research and development expense;

¡       The impact on cost of sales in each period presented for selling API at zero cost;

¡       The estimated selling price of zero-cost inventory held at the end of each period presented;

¡       The expected timeframe that zero-cost inventory will be sold; and

¡       Your estimate of the range of cost of goods sold as a percentage of revenue for expected sales of API inventory capitalized, if known.

Response

In our collaboration with Takeda, we oversee the production of API supplied to Takeda who in turn completes the manufacturing of OMONTYS and is ultimately responsible for the sale and distribution of the product.  Affymax only has one class of inventory, API. The cost of the commercial grade API produced prior to receiving FDA approval was $20.5 million and was charged to research and development expense.  At September 30, 2012, we had $2.1 million of API remaining that was previously expensed, which had not been shipped to Takeda. At September 30, 2012, we reported $2.0 million of inventory which represents the costs associated with the production of API incurred subsequent to FDA approval. We have shipped all of the previously expensed inventory to Takeda prior to the end of 2012.  Under terms of the collaboration agreement, we are reimbursed by Takeda at the rate of 120% of the costs billed to us by the contract manufacturers used to produce the API.   Based on current demand projections for OMONTYS, developed together with Takeda, we expect that Takeda will be selling finished goods produced from previously expensed API through 2013.

In response to the Staff’s comment, the Company will expand its inventory footnote disclosures to include the following in its next Form 10-K and future periodic reports:

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Inventory

We value our inventories at the lower of cost or net realizable value which is contractually determined in our collaboration with Takeda to be our cost plus a markup.  We determine the cost of inventory using the specific identification method on a first-in, first-out basis.  We record API as inventory until it is accepted by Takeda. We analyze our inventory levels quarterly and write down inventory that has become obsolete or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements.  Any expired inventory is disposed of and the related costs are recognized as expense.

We expense costs relating to the production of API as research and development or R&D expense in the period incurred until we receive FDA approval for a new product or product configuration, and begin to capitalize the subsequent inventory costs relating to that product or product configuration.  Prior to approval of OMONTYS for commercial sale in March 2012 by the FDA, we had expensed all costs associated with the production API as R&D expense.  Subsequent to receiving FDA approval of OMONTYS, we commenced capitalization of third party costs which are incurred to manufacture the API used in the production of OMONTYS. Upon acceptance by Takeda for its ongoing manufacture of OMONTYS we offset the reimbursement receivable from Takeda against the capitalized inventory amounts and record deferred revenue for the amount of the payment that exceeds the cost of inventory.

The Company will also expand its MD&A to include and update the following disclosure in future period reports.  The disclosure below is as of September 30, 2012.

The cost of manufacturing OMONTYS is not reflected in our statement of operations as we are reimbursed by Takeda for all costs we incur with third parties.  At the time of FDA approval in March 2012, we had produced approximately $20.5 million of commercial grade API that had been expensed previously as research and development expense for which we have already been reimbursed $18.4 million by Takeda.  We had $2.1 million of previously expensed API remaining as of September 30, 2012.

Revenue in the three and nine months ended September 30, 2012 was benefited by API material previously expensed.  Our collaboration revenue related to API for the three and nine months ended September 30, 2012 was $0.4 million, compared to $0.1 million that would have been recorded as revenue if the API were not previously expensed.  Our collaboration revenue related to API will continue to benefit from impact of previously expensed API until all of the previously expensed API has been sold through the channel, which we anticipate will happen in for 2013 and into 2014.  The profit equalization payments that Affymax receives are not impacted by the previously expensed API compared to the cost of the inventory post FDA approval since the profit equalization payment is based on the actual cost of inventory whether it is pre or post FDA approval.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

Comment No. 6

Please provide us proposed disclosure to be included in future periodic reports that describes the terms and conditions to which you must continue to comply in order to draw on the second tranche of $20.0

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million under your March 2012 loan agreement. In this regard, it should be clear under what circumstances the potential draw-down on this loan will not be available to support your liquidity needs.

Response

In response to the Staff’s comment, the Company will expand its disclosures to describe the terms and conditions that we must comply with in order to draw on the second tranche under the March 2012 loan agreement.

Below is our proposed disclosure which will be included in future periodic reports:

In March 2012, we entered into the Loan Agreement, with the Lenders, under which we may borrow up to a total of $30.0 million in two tranches.  The first tranche of $10.0 million was borrowed in March 2012. The second tranche of $20.0 million is available for drawdown and remains available for drawdown until March 31, 2013 or the occurrence of an event of default.  Events of default include failure to deliver financial statements and reports to the lender on a timely basis, failure to file all required tax returns on a timely basis, failure to maintain insurance on collateral, and other routine and customary requirements under a loan agreement. The interest rate for each tranche will be fixed upon drawdown of the respective tranche at a per annum rate equal to the greater of 8.95% or 8.57% plus the then effective U.S. Treasury note yield to maturity for a 36 month term determined three (3) business days prior to the funding date of the tranche (but in any event not less than thirty-eight basis points (0.38%)).  The interest rate related to the drawdown of the first tranche is 9.11%.  Payments under the Loan Agreement for the first tranche are interest-only through February 1, 2013, followed by equal monthly payments of principal and interest through the scheduled maturity date on July 1, 2015.  If the second tranche is utilized, payments under the Loan Agreement for the second tranche are interest-only from the funding date through the first day of the next calendar month plus an additional 12 months, followed by 30 equal monthly payments of principal and interest.  In addition, a final payment equal to 5% of the aggregate amount drawn will be due with the last amortized payment, or such earlier date as specified in the Loan Agreement.

Definitive Proxy Statement on Schedule 14A filed April 24, 2012

Executive Compensation, Summary Compensation Table, page 53

Comment No. 7

We note that for purposes of the compensation tables and related discussion included under “Executive Compensation,” you have identified as named executive officers your current principal executive officer and principal financial officer, pursuant to Items 402(a)(3)(i) and (ii) of Regulation S-K, and your former principal executive officer and principal financial officer pursuant to Item 402(a)(3)(iv). However, you have only identified two additional named executive officers, Drs. Duliege and Venteicher, rather than the three required by Item 402(a)(3)(iii). Please explain why you have not identified any of the other individuals identified in the list of executive officers and key employees on page 31 of the proxy statement as a named executive officer. We may have additional comments after we consider your response.

Response

The Company on a regular basis reviews the roles and responsibilities of its various officers and key employees pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), and in

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preparation of its Definitive Proxy Statement on Schedule 14A, assesses those roles and responsibilities for the most recently completed fiscal year.  Specifically, pursuant to Rule 3b-7 under the Act, the Company confirms whether the individual is in charge of a principal business unit, division or function, or otherwise performs a policy making function.  In assessing those requirements with respect to 2011, the Company notes that it is a single product company whose New Drug  Application for approval of OMONTYS was submitted and under review with the FDA in 2011.  The identified individuals listed on page 31 of the proxy statement were all key individuals in the development and prospective commercialization of OMONTYS, some of whom then reported to Dr. Duliege (i.e., Drs. Conroy, Francisco and Polu); others who performed specific administrative or support functions such as legal (Ms. Shin and Dr. Dunn), human resources (Ms. Slocum) or investor relations (Ms. Wheeler) as well as medical affairs (Dr. Blair); and others whose roles in 2011 were supportive of plans for commercialization of OMONTYS, which received approval at the end of March 2012 (Mr. Knapp and Ms. Smith, who reported to Mr. Knapp).

In particular, we note that Mr. Knapp was designated as an executive officer for Section 16 purposes promptly upon FDA approval of OMONTYS as noted by the filing of a Form 3 with the Commission in early April. Accordingly, in assessing its executive officers for 2011, the Company concluded that only Dr. Duliege and Mr. Venteicher were in charge of key policy functions for the Company in 2011 and were not otherwise required to be listed pursuant to Items 402(a)(3)(i) and (ii) of Regulation S-K.  As described above, the other individuals were key employees, but did not perform policy functions under Rule 3b-7 of [the Act].  For 2012, the Company confirms that with the approval and commercialization of OMONTYS earlier in the year, Mr. Knapp’s responsibilities involve policy functions and he will be an executive officer as provided under Rule 3b-7 of the Act.

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (650) 843-5502 or gsato@cooley.com with any questions or comments regarding this letter.

Very truly yours,

COOLEY LLP

/s/ Glen Sato
Glen Sato

Enclosures

cc            Shin, Grace, Affymax, Inc.

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